Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni

08000828

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SEC Mail Processing Section
FEB 07 2008
Washington, DC
106

Rif./Prot. SEGR/ 54
San Donato M.se, February 1 , 2008

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 3rd December 2007
- Saipem Press Release dated 14th December 2007
- Saipem Press Release dated 20th December 2007
- Saipem Press Release dated 8th January 2008

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

UKAS QUALITY MANAGEMENT
001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of December 2007, January 2008

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni

Saipem awarded new onshore contract in Qatar for €1.4 billion

San Donato Milanese (Milan), 3 December 2007 – Saipem has won the contract for the development of the Qafco 5 project, involving new ammonia and urea plants within the Qafco industrial complex, located in the Mesaieed City, about 30 kilometres south of Doha, in Qatar. Saipem has been awarded the contract as part of a consortium with South Korea's Hyundai Engineering & Construction Co Ltd by Qatar Fertiliser Company S.A.Q.

The EPC (Engineering Procurement Construction) turnkey contract encompasses engineering, procurement, construction and start-up of a new ammonia and urea production complex which will be located in the Qafco fertiliser complex properties.

As consortium leader, Saipem has contract share of about €1.4 billion and will be in charge of engineering and the procurement of two new ammonia plants, capable of producing 2,300 tons of ammonia per day each, as well as one further new urea plant, with a capacity of 3,850 tons per day of granulated urea, plus the associated utilities and off-site units. The contract is scheduled to be completed within 40 months.

The project will allow Qafco's fertiliser complex to become the world's largest ammonia and urea production site.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects and technological competences such as gas monetisation and heavy oil exploitation.

Saipem

Eni

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem to strengthen its offshore fleet with a new deepwater field development ship

San Donato Milanese (Milan), 14 December 2007 – Saipem will build a new deepwater field development ship, with an overall investment estimated at approximately €380 million. The order will be placed with the shipyard in the second quarter of 2008, upon conclusion of the engineering phase. Fabrication will last 36 months.

The new vessel will be named Saipem FDS 2 and will operate alongside Saipem FDS (field development ship), which has been active since 2000. The new Saipem FDS 2 will strengthen Saipem's competitive position in the deepwater field development market in the traditional areas of West Africa, Brazil and the Gulf of Mexico; furthermore, it will allow Saipem to seize the opportunities expected in the fast-growing Mediterranean Sea and South-East Asia markets.

The new ship will have a maximum length of 175 metres, moulded breadth of 32 metres and moulded depth of 14.5 metres. Saipem FDS 2 will be equipped with the cutting-edge DP3 dynamic-positioning system, will have a maximum transit speed of 13 knots and be able to accommodate 280 people, in compliance with the most stringent international comfort standards. The vessel will be equipped with a vertical J-lay tower with a maximum capacity of 1,500 tons designed to J-lay sealines of up to 36" diameter, in water depths of up to 3,000 metres; Saipem FDS 2 will also be capable of S-laying sealines of the same diameter.

The new Saipem FDS 2 will allow Saipem to strengthen its competitive positioning in a highly technological and profitable market segment and, together with the new pipelay vessel already under construction, will consolidate Saipem's role as a market leader in the offshore oil services business.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services

with distinctive capabilities in the design and the execution of large scale offshore and onshore projects and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem awarded new drilling contracts worth approximately USD 1.25 billion

San Donato Milanese (Milan), 20 December 2007 – Saipem has been awarded new offshore and onshore drilling contracts worth a total value of approximately USD 1.25 billion. The contracts are for the charter of the deepwater drillship Saipem 12000, along with the charter of ten onshore rigs.

The offshore contract has been assigned to Saipem by Total and encompasses the charter of the deepwater drillship Saipem 12000 for a period of five years with the option of two additional years. The Saipem 12000 drillship is under construction in a Samsung Heavy Industries shipyard in Korea and the rig delivery is expected in the first quarter of 2010. The drillship will be used for the development of the Pazflor field in Angola, starting from the time of delivery up until the first quarter of 2015.

The onshore contracts are for the charter of ten onshore rigs, eight of which are new-built units, for drilling activities in South America. The contracts have been awarded to Saipem by various oil companies for activities in Peru, Venezuela and Brazil and have an average duration of four years for the eight new-built units and of one and a half years for the two units already existing.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem: Financial Calendar for 2008.

Review and announcement of financial results for 2008.

San Donato Milanese (Milan), 8 January 2008 – Saipem announces the dates of the publication of its financial results, to be approved by its Board of Directors in 2008:

- 14 February 2008: Preliminary consolidated financial statements at 31 December 2007; dividend estimate for the 2007 financial year; press release and conference call;
- 13 March 2008: Saipem Group consolidated financial statements and Saipem S.p.A. financial statements at 31 December 2007; Sustainability Report 2007; press release;
- 23 April 2008: Interim management statements on the first quarter of 2008; press release and conference call;
- 29 July 2008: Half-yearly financial report on the first half of 2008; press release and conference call;
- 29 October 2008: Interim management statements on the third quarter of 2008; press release and conference call.

The Annual General Meeting of Shareholders for the approval of the financial statements of Saipem S.p.A. at 31 December 2007 and the allocation of net income will be held on 21 and 28 April 2008 (first and second call, respectively).

Saipem will avail itself of the exemption allowed by Consob Regulations, enabling listed companies not to approve nor publish the Report on the fourth quarter of 2007, as Saipem Group consolidated financial statements and Saipem S.p.A. financial statements for the year ended on 31 December 2007 will be published within 90 days of the end of the 2007 financial year.

A road-show to present Saipem's 2007 results and 2008 targets to financial analysts and institutional investors is scheduled for February 18, 2008.

The dividend for the 2007 financial year will be paid on 22 May 2008 (ex-dividend date: 19 May 2008).

Saipem

Eni

Any amendment to the above calendar will be notified to the market.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

END